SQUARE CHAIN CORPORATION
3609 Hammerkop Dr.
North Las Vegas, NV 89084
(727) 510-9525

July 26, 2018

United States

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Square Chain Corporation
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 15, 2018
File No. 024-10835

Dear Attorney Nolan:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated July 23, 2018 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 1 to its Offering Statement on Form 1-A submitted June 15, 2018 (File No. 024-10835) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors, page 4

1.	We continue to note that your subscription agreement contains an exclusive forum provision. Please provide a risk factor that highlights the impact of such provision on shareholder rights. Refer to prior comment 1.

Response: In response to the Staff’s comments, the exclusive forum provision has been removed from the subscription agreement.

2.	Your response to prior comment 2 indicates that you amended the bylaw regarding director removal. We note, however, that directors still may only be removed for cause. Please provide a risk factor that highlights the impact of this provision on shareholder rights.

Response: In response to the Staff’s comments, this following risk factor has been added to the offering statement:

Provisions in our certificate of incorporation and by-laws may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our certificate of incorporation and by-laws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management, including, among other things:

●	restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

●	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

●	the inability of our stockholders to call a special meeting of stockholders;

●	our directors may only be removed from the board of directors for cause by the by affirmative vote of stockholders representing a majority of the outstanding stock entitled to vote thereon;

●	the absence of cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect directors;

General

3.	Your revised disclosure in response to prior comment 12 indicates that you will derive revenue from selling your blockchain applications through B to B software distribution channels, monetizing investments in blockchain applications developed by third parties, and participating in joint ventures or partnerships with companies that can benefit from your blockchain applications. Please expand the description of your proposed business to specifically address how you intend to generate revenue from each of your anticipated business activities. Discuss your expected role and responsibilities with regard to the blockchain applications that you will sell to companies for use in their respective business. Further, to the extent material, disclose any risks or challenges associated with your proposed business model and how that will impact your ability to attain profitability.

Response: In response to the Staff’s comments, the Registrant’s “Business Description”, beginning on page 32, has been modified to further expand on revenue generation, the Company’s role within its business model and additional risks under its business model.

Additionally, several items referred to in a telephone conversation have been changed:

All the signatures are now shown.

In Part I, the answer to “Does the issuer intend to price this offering after qualification pursuant to Rule 253(b)?” has been changed to NO.

The information on periodic filing under the Exchange Act has been changed to read as follows:

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least twelve months, in the event we are not a reporting company under the Exchange Act, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the 90 days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

Finally, the Subscription Agreement has been revised.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me at (727) 510-9525.

Sincerely,

/s/ Jeffrey J. Parker
Jeffrey J. Parker,
President

Cc: John E. Lux, Esq.